UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2020

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annual Shareholder Meeting Proposal 5— Modification to RSU Valuation Methodology

As previously reported, on July 2, 2020, Kornit Digital Ltd. (“Kornit” or the “Company”) notified its shareholders that its 2020 annual general meeting of shareholders (the “Meeting”) will take place at 12:00 p.m. (Israel time) on Wednesday, August 12, 2020, at Kornit’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel. Shareholders of record at the close of business on Thursday, July 2, 2020 are entitled to vote at the Meeting.

The Company’s proxy statement for the Meeting (the “Proxy Statement”) was annexed as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished to the Securities and Exchange Commission (the “SEC”) on July 2, 2020.

As described in the Proxy Statement, pursuant to Proposal 5 at the Meeting, the Company’s shareholders will be requested to approve an amended compensation package for the Company’s Chief Executive Officer (the “CEO”), Ronen Samuel. The details of that compensation package are set forth at length in the “Background” section of Proposal 5 in the Proxy Statement.

The Company wishes to amend and update one detail concerning Mr. Samuel’s proposed compensation package, which appears briefly twice in the “Background” to Proposal 5. As part of his proposed compensation, Mr. Samuel would receive annual restricted share unit (“RSU”) grants, each with a grant date value of $325,000.

As described in two places in Proposal 5 (both in the table on page 23 of the Proxy Statement, in the row titled “RSUs”, and in the third paragraph on page 27 of the Proxy Statement), the number of RSUs to be received in respect of that $325,000 value was to be determined by dividing $325,000 by the closing price of Kornit’s ordinary shares on the date of the Meeting (for 2020) or on the relevant anniversary of the date of the Meeting (i.e., each August 12, for each subsequent year).

After internal discussion, the members of Kornit’s compensation committee and board of directors have determined to change that valuation method for the annual RSU grant to the CEO. Instead of dividing the $325,000 value by a one-day closing price of Kornit’s ordinary shares, the Company will divide $325,000 by the volume-weighted average price (“VWAP”) of the ordinary shares over (a) the 30-day period preceding the Meeting (for 2020) or (b) the 30-day period preceding each subsequent August 12 (for each subsequent year). The compensation committee and board of directors believe that a 30-day VWAP provides a more accurate picture of the most updated, actual value of the Company’s ordinary shares, since it accounts for the number of shares being traded at various prices throughout the trading day, and furthermore does so over a 30-day period. That is in contrast to a one-day closing price, which is a less representative sample of how the Company’s ordinary shares have been trading recently.

The foregoing change to the methodology for valuating the RSUs does not alter the proposed annual value of RSUs to be granted to the CEO—which remains $325,000. The change described above also does not modify in any way any other element of the proposed compensation package for Mr. Samuel under Proposal 5. Consequently, the Company will not be amending the language of the resolution proposed for adoption under Proposal 5, nor will it be amending any of the proxy materials previously distributed to its shareholders.

If you have already voted or provided voting instructions to your broker, bank or other nominee with respect to Proposal 5, there is nothing further that you need to in order to have your ordinary shares voted on Proposal 5 at the Meeting. If you have not yet voted or provided voting instructions, you may do so with respect to Proposal 5 by following the instructions contained in the Proxy Statement and proxy card and/or voting instruction form. If you have already voted or provided voting instructions concerning Proposal 5 and you wish to alter your vote or voting instructions (either in favor or against the proposal) in light of the modified valuation method for the RSUs, please follow the instructions for doing so described in the Proxy Statement.

More specifically, if you are a shareholder of record and have submitted a proxy card, you may revoke your proxy at any time before it is voted on Proposal 5 by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to the Company’s General Counsel, Ms. Nitsan Deutsch, via email (Nitsan.Deutsch@kornit.com) or telephone (+972-3-514-8573). Ms. Deutsch must receive any such revocation of proxy at least four hours prior to the Meeting for it to be effective. As an alternative, you may alter your vote by attending the Meeting (to the extent permitted under the Israeli coronavirus regulations, as described in the Proxy Statement) and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked, unless you vote again.

If your ordinary shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting (to the extent permitted under the Israeli coronavirus regulations, as described in the Proxy Statement) and voting in person.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-232070) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567 and 333-237346).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: July 27, 2020	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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